UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MusclePharm Corporation
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

627335201
(CUSIP Number)

Leonard P. Wessell III President Amerop Holdings, Inc. 1800 Broadway, Suite 100 Boulder, CO 80302 (303) 938-0507
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 27, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends the Schedule 13D filed on October 18, 2017 (the “Initial 13D”) by Amerop Holdings, Inc. (“Amerop”), a Colorado corporation, and Leonard P. Wessell III, the sole executive officer, director and stockholder of Amerop, relating to the shares of common stock, par value $0.001 per share (the “Issuer Common Stock”), of MusclePharm Corporation, a Nevada corporation (the “Issuer”).  Except as amended herein, the Initial 13D is unchanged and remains in effect.  Capitalized terms used herein but not otherwise defined in this Amendment No. 1 shall have the respective meanings ascribed to them in the Initial 13D.

Item 4.        Purpose of Transaction

Item 4 of the Initial 13D is hereby amended to include the information set forth below:

On October 20, 2017, the Special Committee of the Board of the Issuer declined Amerop’s proposal to acquire $18 million of newly issued shares of Issuer Common Stock at a price of $1.96 per share and on the terms set forth in the term sheet that Amerop submitted to the Special Committee on October 17, 2017, a copy of which was attached as Exhibit A to the Initial 13D.  The Special Committee informed Amerop that, instead of negotiating with Amerop, it would focus on renegotiation discussions with Ryan Drexler, the Executive Chairman of the Board and the Chief Executive Officer of the Issuer, to recapitalize / refinance the three secured promissory Notes held by Mr. Drexler, with an aggregate principal amount of $18,000,000.  The Special Committee informed Amerop that its decision was based in part on the possible concern that certain members of the Issuer’s senior management team would resign if the Issuer entered into an agreement with Amerop with respect to the refinancing / recapitalization of the Notes.

On October 22, 2017, Amerop contacted the Special Committee and urged it to reconsider its decision.  Amerop offered to conduct limited due diligence in connection with its proposal and also informed the Special Committee that it had identified senior management personnel with relevant industry expertise who it believed would be available to become officers of the Issuer in the event of departures by one or more members of the Issuer’s current senior management team.  The Special Committee has not responded to Amerop despite an attempt by Amerop to reconvene discussions.

Amerop remains concerned with the governance, management, operations and financing of the Issuer, including the Issuer’s plans for recapitalization / refinancing of the Notes.  Amerop intends to continue to have discussions with the Board and possibly other Issuer investors regarding other alternatives to address Amerop’s concerns.  In the course of these discussions, Amerop may propose solutions to the Issuer’s challenges that may directly or indirectly relate to or result in the acquisition by Amerop or other persons of additional Issuer securities, or the disposition by Amerop or other persons of Issuer securities; an extraordinary transaction involving the Issuer, such as a sale, recapitalization or reorganization of the Issuer; sales or transfers of material amounts of the Issuer’s assets; changes in the composition of the Board or the Issuer’s  management team; material changes in the Issuer’s capital structure; and other potentially material changes in the Issuer’s business, operations or structure.

Amerop reserves the right to acquire additional shares of Issuer Common Stock, or sell its existing shares of Issuer Common Stock, based on the course of the discussions described above or on the basis of exogenous factors such as the price and availability of the Issuer’s securities; subsequent developments concerning the Issuer’s business and prospects and the industry in which the Issuer operates; other investment and business opportunities available to Amerop; tax considerations; and such other factors as Amerop may consider relevant.  Except as set forth in this Amendment No. 1 and the Initial 13D, Amerop has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(d).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2017

AMEROP HOLDINGS, INC.
By:	/s/ Leonard P. Wessell III
Name:	Leonard P. Wessell III
Title:	President

By:	/s/ Leonard P. Wessell III
Name:	Leonard P. Wessell III